Filed by Public Storage, Inc.
                                  Pursuant to Rule 165 and Rule 425(a) under the
                                United States Securities Act of 1933, as amended

                                 Subject Company: Shurgard Storage Centers, Inc.
                                                   Commission File No. 001-11455
                                                             Date: March 7, 2006

[PUBLIC STORAGE, INC. LOGO]                [SHURGARD STORAGE CENTERS, INC. LOGO]




                            PUBLIC STORAGE & SHURGARD
                                  EMPLOYEE FAQ


1.   WHY IS PUBLIC STORAGE ACQUIRING SHURGARD?

     Shurgard is an ideal strategic fit with Public Storage, and this transaction will create a stronger, better positioned company that will offer expanded opportunities for many employees and enhanced prospects for long-term value creation.

2.   WILL THERE BE ANY LAYOFFS AS A RESULT OF THE MERGER?

     This merger is about growth, so we do not anticipate significant workforce reductions. As with any such transaction, there will inevitably be some overlap, and we will work to minimize those effects in the short term through hiring limits. It is important to remember that the collective talents of Public Storage and Shurgard will make the combined company not just bigger but better.

3.   WHAT HAPPENS TO EMPLOYEE COMPENSATION AND BENEFITS?

     Public Storage remains committed to providing a competitive compensation and benefits package for all employees that will allow the company to attract and retain the talent needed to successfully drive the business forward. We will be reviewing the existing packages shortly to determine whether there may or may not be opportunities to combine plans. Employees will be informed well in advance of any changes. In the interim, Shurgard's existing compensation and benefits package will remain in place through the end of this year.

4.   WHO WILL MANAGE THE COMBINED COMPANY? WILL SHURGARD'S CEO JOIN PUBLIC
     STORAGE?

     Ron Havner will remain President and Chief Executive Officer of Public Storage. Dave Grant, Shurgards' President and Chief Executive Officer, will remain with the company at least through the close of the transaction.

5.   WHERE WILL THE COMPANY BE HEADQUARTERED?

     The combined company will be headquartered in Glendale, California.

6.   HOW LONG BEFORE THE TRANSACTION CLOSES?

     The transaction is expected to close in the second quarter of 2006, subject to customary closing conditions and regulatory approvals and the majority approval of both companies' shareholders. We will make every effort to keep you informed about developments and progress throughout the approval process.


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[PUBLIC STORAGE, INC. LOGO]                [SHURGARD STORAGE CENTERS, INC. LOGO]



7. WHAT ARE THE PLANS TO INTEGRATE THE TWO COMPANIES? HOW WILL STAFFING AT VARIOUS LEVELS THROUGHOUT THE COMBINED COMPANY BE DETERMINED?

     While it is premature to speculate about those specifics now, given the complementary nature of our companies and the solid teams at both Public Storage and Shurgard, we expect to realize the benefits of this transaction quickly and efficiently. Overall, we expect the combined company to be a stronger organization that is poised for continued growth as a leader in our industry.

8.   WHAT CAN EMPLOYEES EXPECT IN THE INTERIM?

     Excellence will not be possible without our collective efforts and our ongoing commitment to the task at hand. As we move through the approval process, we ask that all employees continue to focus on executing our respective business plans in a safe manner.

9.   WHO CAN EMPLOYEES CONTACT FOR ADDITIONAL INFORMATION?

     Through the Public Storage and Shurgard websites, we intend to provide periodic updates about the transaction. We also plan on establishing a voicemail box where employees can call in, record their questions, and receive a timely response. The date of activation of those communication systems will be announced shortly.


CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE
OF "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT
OF 1995
Except for the historical and factual information contained herein, the matters set forth in this filing, including statements as to the expected benefits of the proposed merger such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "expects," "believes," "will," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, achievements or transactions of Public Storage, Inc., Shurgard Storage Centers, Inc. and their affiliates or industry results or the benefits of the proposed merger to be materially different from any future results, performance, achievements or transactions expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors relate to, among others, difficulties encountered in integrating the companies, approval of the transaction by the shareholders of the companies, the satisfaction of closing conditions to the transaction, inability to realize the expected synergies, unanticipated operating costs and the effects of general and local economic and real estate conditions. Additional information or factors which could impact the companies and the forward-looking statements contained herein are included in each company's filings with the Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this communication. The companies assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

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[PUBLIC STORAGE, INC. LOGO]                [SHURGARD STORAGE CENTERS, INC. LOGO]

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Public Storage and Shurgard expect to file a joint proxy statement/prospectus as part of a registration statement regarding the proposed merger with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLIC STORAGE AND SHURGARD AND THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus if and when they become available and other documents filed by Public Storage and Shurgard with the SEC at the SEC's website at www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents if and when they become available may also be obtained free of charge from Public Storage or Shurgard by directing such request to: Public Storage, Inc., 701 Western Avenue, Glendale, CA 91201-2349, Attention: Investor Relations or Shurgard Storage Centers, Inc., 1155 Valley Street, Suite 400, Seattle, WA 98109, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and other relevant material if and when they become available before making any voting or investment decisions with respect to the merger.

Public Storage and Shurgard and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Public Storage and Shurgard in connection with the merger. Information about Public Storage and its directors and executive officers, and their ownership of Public Storage securities, is set forth in the proxy statement for Public Storage 2005 Annual Meeting of Shareholders, which was filed with the SEC on April 7, 2005. Information about Shurgard and its directors and executive officers, and their ownership of Shurgard securities, is set forth in the proxy statement for the 2005 Annual Meeting of Shareholders of Shurgard, which was filed with the SEC on April 7, 2005. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.




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